SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)1

Starfield Resources Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

85528N103

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       Rule 13d-1(b)

       Rule 13d-1(c)

      Rule 13d-1(d)

_________________

         1 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 85528N103	13G	Page 2 of 6 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) RAB Special Situations (Master) Fund Limited
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 12,850,000*
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 12,850,000*
9)	Aggregate Amount Beneficially Owned by Each Reporting Person
12,850,000*
*Includes 9,600,000 common shares and warrants exercisable to acquire an additional 2,750,000 common shares held by RAB Special Situations (Master) Fund Limited. William Philip Richards, the fund manager of RAB Special Situations (Master) Fund Limited, owns 500,000 common shares. Under the terms of the warrants, in no event shall the warrants be converted into common shares, if after giving effect to such conversion, the holder would, in aggregate, beneficially own common shares of the issuer in excess of 20% of the issued and outstanding common shares of the issuer.
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9)
6.5146%**
**Based on 194,500,000 outstanding common shares as of October 24, 2006, plus 2,750,000 common shares in aggregate underlying warrants which are beneficially owned by the reporting group and included pursuant to Rule 13d-3(d)(1)(i) of the Act.
12)	Type of Reporting Person (See Instructions) CO

CUSIP No. 85528N103	13G	Page 3 of 6 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) William Philip Richards
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 12,850,000*
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 12,850,000*
9)	Aggregate Amount Beneficially Owned by Each Reporting Person
12,850,000*
*Includes 9,600,000 common shares and warrants exercisable to acquire an additional 2,750,000 common shares held by RAB Special Situations (Master) Fund Limited. William Philip Richards, the fund manager of RAB Special Situations (Master) Fund Limited, owns 500,000 common shares. Under the terms of the warrants, in no event shall the warrants be converted into common shares, if after giving effect to such conversion, the holder would, in aggregate, beneficially own common shares of the issuer in excess of 20% of the issued and outstanding common shares of the issuer.
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9)
6.5146%**
**Based on 194,500,000 outstanding common shares as of October 24, 2006, plus 2,750,000 common shares in aggregate underlying warrants which are beneficially owned by the reporting group and included pursuant to Rule 13d-3(d)(1)(i) of the Act.
12)	Type of Reporting Person (See Instructions) IN

CUSIP No. 85528N103	13G	Page 4 of 6 Pages

Item 1 (a)	Name of Issuer:
Starfield Resources Inc.
Item 1 (b)	Address of Issuer's Principal Executive Offices:
420-625 Howe Street Vancouver, British Columbia V6C 2T6 Canada
Item 2 (a)	Name of Person Filing: i) RAB Special Situations (Master) Fund Limited ii) William Philip Richards
Item 2 (b)	Address of Principal Business Office or, if none, Residence:
i) RAB Special Situations (Master) Fund Limited
       P.O. Box 908 GT
       Walker House Mary Street
       George Town, Cayman Islands

ii)   William Philip Richards
       c/o RAB Capital
       No. 1 Adam Street
       London WC2N 6LE
United Kingdom
Item 2 (c)	Citizenship: i) RAB Special Situations (Master) Fund Limited, Cayman Islands ii) William Philip Richards, United Kingdom
Item 2 (d)	Title of Class of Securities: Common Shares
Item 2 (e)	CUSIP Number:
85528N103
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	|_|	Broker or dealer registered under Section 15 of the Act.
	(b)	|_|	Bank as defined in Section 3(a)(6) of the Act.
	(c)	|_|	Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	|_|	Investment company registered under Section 8 of the Investment Company Act.
	(e)	|_|	An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);
	(f)	|_|	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	|_|	A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);
	(h)	|_|	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	|_|	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	|_|	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

		[X]	If this statement is filed pursuant to Rule 13d-1(c), check this box.

CUSIP No. 85528N103	13G	Page 5 of 6 Pages

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.
(a)	Amount beneficially owned:
See Item 9 on the cover page
(b)	Percent of Class:
See Item 11 on the cover page
(c)	Number of shares as to which such person has:

(i)     Sole power to vote or to direct the vote:

(ii)    Shared power to vote or direct the vote:

(iii)   Sole power to dispose or to direct the disposition of:

(iv)    Sole power to dispose or to direct the disposition of:

See Items 5-8 on cover page
Item 5.	Ownership of Five Percent or Less of a Class.
If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
N/A
Item 8.	Identification and Classification of Members of the Group. N/A
Item 9.	Notice of Dissolution of Group. N/A
Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 85528N103	13G	Page 6 of 6 Pages

SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

January 31, 2007 (Date)

RAB Special Situations (Master) Fund Limited
by Benjamin Hill and Jake Leavesley

Authorised signatories for RAB Capital plc
for and on behalf of
RAB Special Situations (Master) Fund Limited

/s/ Benjamin Hill
(Signature)

/s/ Jake Leavesley
(Signature)

William Philip Richards

/s/ William Philip Richards
(Signature)